SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xlvii)	Presentation on “Endesa’s Supply Strategy in Current Regulatory & Market Environments” at Mallorca Site Visit: June 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 8, 2006	By:	/s/ Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

June 8, 2006 Endesa's supply strategy in the current regulatory and market environment General Management for Spain and Portugal

# Pool prices trend and the tariff deficit

**A significant increase in pool prices has triggered a range of reactions in the players' commercial policies...**



Est. deficit 06*> €7,000mn
Deficit 05: €3,830mn
Deficit 02: €1,522mn
Spot price (€/MWh)
75
65
55
45
35
25
15
ene-00
ene-01
ene-02
ene-03
ene-04
ene-05
ene-06

**Pool prices (Daily spot market in €/MWh)**

| 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| 30.13 | 37.40 | 28.96 | 27.94 | 53.68 | 61.42 |

- In mid-2005 some players began to abandon deregulated supply business :
  - contracts not renewed
  - Penalties for early cancellation.
- Endesa has maintained a selective supply strategy, targeting high value customers.
- 2006 early months highs, anticipated an unsustainable tariff gap (~€7.000M)

(*) Based on prices in Jan and Feb 2006

1

Regulatory uncertainty o Mid-2005 outlook: rising spot prices over medium-long term: o Increasing fuel prices and CO2 emission rights o Ongoing electricity demand growth in Spain oIn this scenario an average tariff increase of 26,5% would be necessary (and of up to 120% in certain segments). oAs Regulator would try to minimise total amount of deficit to be recognised, Endesa analysed the best electricity revenues strategy for maximising shareholders' return

Revenue management alternatives Endesa can operate in two highly differentiated selling options Sales to the pool Direct Sales to customers in the deregulated market Short term contracting (daily) Medium/long term contracting (1-3 years) Volatile and uncertain revenues Reasonable return guaranteed over the medium/long term for generation business Regulatory uncertainty:risk of very high tariff deficit Protection against regulatory risk Income subject to market volatility Fixed Price, market risk eliminated 33Generation Supply to customers Generation - exposed to pool Estimated return over generation costs Direct contracting to customers ST spot purchases in pool Potential to arbitrate along options Risk

44 Not all customers add the same value to a vertically integrated company The value of customers* to Endesa varies dramatically (*) excludes residential customers, large customers with sliding tariffs and G.4 customers Energy costs included in the regulated tariff (euro)/MWh Percentage of customers (consumption) 40 42 44 46 48 50 52 54 56 58 60 62 64 66 68 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% High value customers o In deregulated market, regulated tariff and cost to serve structures' are different oThere are high value customers profitable to supply at pool prices of 54 (euro)/MWh and above.

Vertical integration: Generation-supply o Vertical integration of generation-supply allows: o Reasonable and stable medium term return on generation investments o Reduced price volatility and regulatory risk oCustomer contracting decisions taken to: o ensure reasonable return on generation assets o balance of expected returns and associated risk. oEndesa's excellent and unique generation mix provides a significant competitive advantage Current selective customer contracting policy ensures revenues to generation business of 56-57 (euro)/MWh (including capacity payment)

Decision on commercial policy Endesa analyzed possible pool price scenarios and regulatory risk associated with the calculation basis for the deficit Most appropriate commercial supply policy for each scenario High Pool price scenario Average Low 0% 50% 100% Increase Maintain selectively Abandon Increase Maintain or increase selectively Reduce selectively Increase N/A* N/A* Deficit calculation method. (% revenues vs. the method used in 2005) (*) if pool prices are low no deficit is generated

Endesa's commercial policy o Endesa's selective commercial policy allows to improve its customer portfolio* profitability : o Renewing and capturing 6.392 GWh at an average price of 56,6 (euro)/MWh. o Returning to regulated tariff 3.138 GWh at an average price of 48 (euro)/MWh on average Annual GWh 7.748 3.138 4.610 1.719 6.329 Dec05 -May06 balance: -1,419GWh To be Not Renewed Captured to Total renewed Renewed competition (*) Figures for the period Dec05 -May06.

Regulatory framework o Pool prices hit record highs in Jan-Feb, 2006. oRDL(*) 3/2006 set a provisional price of 42,35 (euro)/MWh (including capacity payment) for netted pool sales and purchases made by generators and distributors of the same group. oRegulator will revise this price based on "objective and transparent electricity market prices". o Price increase should be higher than 14,14 (euro)/MWh to make direct selling to own distributor more attractive than sales contracted since 4Q05. (*) Royal Decree Law

Impact of regulatory changes on ENDESA Endesa's commercial policy based on diversifying risk, offsets the impact of RDL 3/2006. Portfolio New 2006 contracts** Generation revenues ((euro)/MWh) TWh 2006 92.4 51.2 41.2 2006 Total revenues 51,56 56,59 (guaranteed*) 2006 sales 42,35Total revenues (provisional) (***) Generation Supply to Generation customers exposed to pool In 2006, new customers' contracts remunerate generators 14,14 (euro)/MWh more than sales to the pool which translates in 9,21 (euro)/MWh for entire customer portfolio. (*) Supply guarantees energy prices over the medium-long term (**) Contracts signed since 4Q05 (***) Energy prices are provisional and can be revised upwards at a later date

Customer portfolio performance overview Annualized sales evolution to customers on deregulated market reflects operators' two different commercial policies. ANNUALIZED (TWh b/c) Jun-05 Dec-05 Apr-06 TOTAL OTHER COMPETITOR 4 COMPETITOR 3 COMPETITOR 2 COMPETITOR 1 ENDESA 33.9 36.4% 32.0 34.5% 10.8 11.7% 5.0 5.4% 6.9 7.4% 4.4 4.7% 93.0 100.0% 34.2 38.0% 25.3 28.2% 12.5 13.9% 6.7 7.4% 6.8 7.6% 4.5 4.9% 90.0 100.0% 35.1 54.0% 8.6 13.2% 6.4 9.8% 8.8 13.6% 3.6 5.6% 2.5 3.8% 65.0 100.0% Sources: OMEL and ENDESA data

Impact avoided by ENDESA Abandoning the supply business would have had a net impact of -270 M(euro) for ENDESA in 2006 Estimation of the impact avoided by Endesa due to its commercial policy Jan-Feb. 2.006 + Revenue increase for selling energy to the pool vs. selling to customers Mar.-Dec. 2.006 -270 M(euro). -Revenue decrease for selling energy to distribution vs. selling to customers - Cancellation costs

Conclusions o Endesa is implementing a diversification policy allowing to meet its shareholder return commitment while reducing regulatory and market risk. o Other operators chose the apparently more profitable but higher risk option: the pool. o High pool prices have triggered a regulatory change (RDL 3/2006) modifying profitability of the energy sold to the pool by vertically-integrated generators in short term. o Commercial policy followed by Endesa has prevented losses of (euro)270M in 2006.

Forward looking statements This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. The principal assumptions underlying these forecasts and targets relate to economic, market and regulatory environment. In addition to other factors described under "Risk Factors" in our annual report on Form 20-F for the most recent fiscal year and in the Documento Registro de Acciones presently in force registered with the Comision Nacional de Valores, the following important factors could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; the impact of more stringent regulations and the inherent environmental risks relating to our business operations; any delays in or failure to obtain necessary regulatory, antitrust and other approvals, or any conditions imposed in connection with such approvals; opposition or actions of partners, competitors and political or ethnic groups; adverse changes in the political and regulatory environment; adverse weather conditions; natural disasters, accidents or other unforeseen eventsNo assurance can be given that the forward-looking statements in this document will be realized. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

June 8, 2006 Endesa's supply strategy in the current regulatory and market environment General Management for Spain and Portugal